UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2013 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THE (i) GAAP FINANCIAL STATEMENTS SET FORTH IN EXHIBIT 99.1 AND (ii) THE INFORMATION BELOW RELATING TO THE PURPORTED CLASS ACTION LAWSUIT SET FORTH IN THIS REPORT ON FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NOS. 333-188714, 333-171781, 333-152010 AND 333-133968), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Contents

On November 12, 2013, Perion Network Ltd. ("Perion") announced its financial results for the third quarter of 2013.  The following document is attached as Exhibit 99.1 hereto and incorporated by reference herein:

(1)	Press Release: Perion Revenues Increase 31% and Non GAAP Net Income Up 68% in Third Quarter of 2013, dated November 12, 2013.

On November 10, 2013, Perion was served with a purported class action lawsuit filed by an individual claiming to be a holder of 150 Perion shares in the Tel Aviv District Court (Economic Department) against Perion and its directors. The complaint alleges, among other things, certain flaws in the process, price and disclosure in connection with the transaction contemplated by the Share Purchase Agreement entered into by Perion, Conduit Ltd. and ClientConnect Ltd. on September 16, 2013. The complaint requests, among other things, that the court certify the lawsuit as a valid class action, a declaratory judgment and certain remuneration for the purported plaintiff, including legal fees. Perion believes that the complaint is without merit and plans to defend against it vigorously.  The transaction is expected to be consummated in January 2014, subject to customary closing conditions, including the approval of Perion's shareholders at an Extraordinary General Meeting, scheduled to take place on Monday, November 18, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Yacov Kaufman
Name: Yacov Kaufman
Title: Chief Financial Officer

Date: November 12, 2013

Exhibit Index

Exhibit	Description
Number	of Exhibit

99.1	Press Release: Perion Revenues Increase 31% and Non GAAP Net Income Up 68% in Third Quarter of 2013, dated November 12, 2013.